FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

NI 45-102 Resale of Securities

Reporting issuer

1. Name of reporting issuer: Shaw Communications Inc.

Selling security holder

2. Your name: Brad Shaw

3. The offices or positions you hold in the reporting issuer: Chief Executive Officer

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: I beneficially own, directly or indirectly, or have control or direction over 46,400 Class A Shares and 8,823,544 Class B Shares, and options to purchase 870,000 Class B Shares

Distribution

6. Number and class of securities you propose to sell: Up to 400,000 Class B Shares to be acquired upon exercise of options that were granted in 2007, and which expire September 1, 2017

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. Sales will occur over the Toronto Stock Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

June 29, 2017

Brad Shaw (Selling security holder)

“Brad Shaw”